November 6, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549-3561

Re:	Cycle Country Accessories Corp.
Form 10-KSB for Year Ended September 30, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 001-31715

Ladies and Gentlemen:

We refer to the letter from David R. Humphrey dated September 30, 2009, which sets forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-KSB for the year ended September 30, 2008 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2009 (the “Form 10-Q”) of Cycle Country Accessories Corp. (the “Company”).  Our responses to the Staff’s comments are included below.  For your convenience, we have included each of the comments contained in Mr. Humphrey’s letter preceding our response.

Form 10-KSB for the Year Ended September 30, 2008

Item 6. Management’s Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations - Year ended September 30, 2008 vs Year ended September 30, 2007

Overall

1.                                       Your discussion of results and operations is significantly limited. In this regard, our most recent Interpretive Release about Management’s Discussion and Analysis indicates that one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. This includes identifying the effects of trends, events, demands, commitments and uncertainties, as well as describing the reasons underlying these effects. As such, you should expand your narrative disclosures to discuss the dollar and percentage changes in revenue, cost of goods sold as well as operating expenses for each item that had a material impact on your results of operations. These disclosures should also indicate whether the changes to revenue were due to price or volume changes and quantify the change caused by each, if material. In addition, we believe your disclosures should also be supplemented by:

•                  using tables to present dollar and percentage changes in amounts, to supplement the information provided in narrative form;

•                  using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable and;

•                  providing a robust trend analysis to complement such disclosure.

Please refer to FR-72 (Release No. 33-8350) for guidance and revise your filings accordingly.

Response:

The Company acknowledges the Staff’s comment.  In preparing our MD&A disclosure, the Company discloses all material information necessary for an understanding of the material changes in its results of operations, liquidity and capital resources.  In future filings, we will make appropriate disclosure to explain our results of operations, liquidity and capital resources by use of quantitative data and qualitative statements necessary to understanding these areas.  The Company notes the Staff’s comment regarding expanding our narrative disclosures to discuss the dollar and percentage changes in revenue, cost of goods sold as well as operating expenses for each item that had a material impact on our results of operations, including disclosure as to whether the changes to revenue were due to price or volume changes and to quantify the change caused by each, if material. The Company will include appropriate disclosures in this regard in our future filings, including supplemental disclosures it deems appropriate and material to the overall discussion.

2.                                       Additionally, we note that your discussion does not address your cost of goods sold directly. In this regard, we believe your disclosures should be supplemented with a discussion and analysis of costs of goods sold on a stand-alone basis.  Please note that such disclosure should include separate quantification and discussion of changes in significant components of costs of goods sold. See Instruction #4 to Item 303(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include the disclosures regarding cost of goods sold in future filings in accordance with the requirements of Item 303(a) of Item S-K.

Selling, General and Administrative Expense

3.                                       Please tell us and revise your disclosure to indicate how the departure of certain executives and officers contributed to a salaries increase of $117,000.

Response:

The primary increase in salary payments was due to the salary continuation payments made as part of the severance package for the former CEO and the former CFO, who both separated from service in 2008, but were paid their contracted salary rate for the balance of the year in accordance with their employment agreements and the severance package provided by the Company.  While making the severance payments noted above, the Company also incurred the overlapping costs of the new CEO.  We also renegotiated our agreement with the Company’s VP of Engineering and the VP of Manufacturing, both of which increased our overall salary expense during that time. We will expand our discussion of this, if applicable, in our Form 10-K filing for the year ending September 30, 2009.

Business Segments

4.                                       Your current business segments disclosures are significantly limited.  In this regard, your results of operations should be expanded to include a discussion of the operating results for each of your reportable segments. For guidance, see the last sentence of Item 303(a) of Regulation S-K

Response:

The Company acknowledges the Staff’s comment.  In future filings the Company will enhance our disclosure of the segment information required by Item 303(a) of Regulation S-K.

Liquidity and Capital Resources

Overview

5.                                       As noted in the FR-72 (Release No- 33-8350) the discussion and analysis of this information should provide clear picture of the company’s ability to generate cash and to meet existing and known or reasonably likely future cash requirements. In this regard, your disclosure should not reiterate the information provided in your financial statements, but instead should discuss factors that had a significant impact on your operating, investing and financing cash flows, including the underlying reasons that lead to the changes in these factors.

Response:

The Company acknowledges the Staff’s comment.  In future filings, the Company will include discussion and analysis of our ability to generate cash and to meet existing and known or reasonably likely future cash requirements. We note the Staff’s comment that this disclosure should not reiterate the information provided in your financial statements, and we will include an appropriate discussion of the factors that had a significant impact on our operating, investing and financing cash flows, including the underlying reasons that lead to the changes in these factors.

6.                                       In the second paragraph of this section, you state that your policy is to invest excess cash reserves in bank deposits, money market funds, and certificates of deposits. However, according to Note 6 to your financial statements, you have an investment in Golden Rule (Bermuda) LTD. Please explain the nature of this investment and how it complies with your stated policy.

Response:

Golden Rule (Bermuda) LTD is a captive insurance program in which the Company participates, in part, through an equity interest.  Consequently, the interest is not an investment of excess cash, but a mechanism to provide insurance.  The equity interest in Golden Rule was acquired in 2000 and predates the public registration of the Company’s stock.  In addition, in evaluating the program, management has determined the program is no longer providing sufficient benefits to warrant continued participation.  Therefor, the Company has cancelled the insurance plans provided by the captive, and is in the process of exiting this program, which it expects to complete in this fiscal year.

Long Term Debt

7.                                       Please revise your disclosure to include a discussion of Note Three under the Secured Credit Agreement similar to that found in Note 8 to your financial statements.

Response:

The Company acknowledges the Staff’s comment.  This description was inadvertently omitted from the MD&A discussion although included in Note 8 to the financial statements.  In future filings, the Company will include disclosure regarding Note Three to its long term debt discussion, including disclosures regarding the interest payment, outstanding principal amount and monthly payment amounts.  We note this disclosure was included in the MD&A in our Form 10-Q for the period ending June 30, 2009.

Capital Resources

8.                                       You indicate that existing cash balances, cash flow to be generated from operating activities, and available borrowing capacity under your credit line agreement will be sufficient to fund normal operations. However, according to Note 8 to your financial statements, your credit line is fully drawn as of September 30, 2008. Therefore, it appears that you have no available borrowing capacity and must rely on your existing cash balances to fund your operations. Please revise, as appropriate.

Response:  The Company’s business is seasonal and the line is drawn to manage cash flow.  Fall is traditionally our busiest time of year.  At the time of the filing, the line had been fully drawn, but the Company had significant accounts receivable and, consistent with its historical experience, the Company expected to collect sufficient receivables to repay the line and, in fact, the line had been fully repaid by the time the Form 10-K was filed.  While the Company’s line of credit had not yet been extended as of the date of filing the Form 10-K, the Company was in negotiations to extend the line and fully expected to receive an extension, which was subsequently granted.  Given the foregoing, the Company believes that the statement in its MD&A expecting the existing cash balances, the cash flow to be generated from operating activities, and the available borrowing capacity under our credit line agreement to be sufficient to fund normal operations was appropriate under the circumstances.

9.                                       You indicate that you failed to meet your long term debt coverage ratio under your secured credit agreements and that you obtained a one-time waiver. Therefore, you should also include the impact that your overall capital structure has on your ability to renegotiate credit facilities due in the near term, along with the potential consequences to your operations should you continue to violate your long term debt coverage ratio.

Response:

The Company acknowledges the Staff’s comment.  In future filings the Company will include discussion of the impact of any failures to comply with covenants under its credit agreements on its operations and liquidity.  The Company is currently in the final stages of negotiation with its lender to restructure the debt on its property which is expected to eliminate the current issue with the covenants; this is expected to be completed within this fiscal quarter.

Item 12. Certain Relationships and Related Transactions and Director Independence

10.                                 Please tell us why you have no disclosure, under Item 12, of the November 14, 2007 transaction with Jim and Jan Danbom, who were both directors and over 5% shareholders at the time. See Item 404(a) of Regulation S-K.

Response:

The Company unintentionally omitted this disclosure, although the transaction was prominently disclosed several places in the Form 10-KSB, as well as in the Form 8-K filed November 21, 2007.  The Company will amend its Form 10-KSB to include the following disclosure:

“Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On November 14, 2007 the Company sold its Milford, Iowa property to the Company’s founders, Jim and Jan Danbom in exchange for all of their Cycle Country common shares. The total number of shares was 1,410,730 with a value on the closing date of the transaction of $2,581,636.  At the time of the transaction, Mr. and Mrs. Danbom were also serving as directors of the Company, but both retired effective December 18, 2007.  The Company now leases approximately 90% of the facility from Danbom Properties, LLC, which is owned by the Danboms, under a three-year triple net lease that contains two one-year renewal options.  The annual lease cost is $185,104 payable in monthly installments. “

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

11.                                 Please file an amended Form 10-K to include a signed audit opinion, in accordance with Rule 2-02(a)(2) of Regulation S-X. The opinion on your supplemental schedules should be similarly revised.

Response:

The Company will file an amendment to its Form 10-KSB including the signed audit opinion.

Consolidated Statements of Income, page F-3

12.                                 Please revise the title of  “Consolidated Statements of Income” to “Consolidated Statements of Operations” as you present years of profit and loss. Refer to Technical Practice Aid 1200.4.

Response:

The Company acknowledges the Staff’s comment and will revise the title in its future filings.

Notes to Consolidated Financial Statements

Note I — Summary of Significant Accounting Policies

Earnings per Share, page F-12

13.                                 Please revise your disclosure regarding earnings per share to include the number of potentially dilutive securities excluded from your calculation of diluted earnings per share due to anti-dilution for each year an income statement is presented. Refer to the guidance in Paragraph 260-10-50-1(c) of the FASB Accounting Standards Codification. Your response to us should include draft disclosure and a calculation of amounts presented.

Response:

The Company unintentionally omitted this disclosure and will include this information in future filings.  The following presents an example of what our disclosures will look like in future filings:

“The Company incurred a net loss of $358,262 for the year ended September 30, 2008.  A net loss causes all outstanding common stock equivalents, such as stock options, warrants, and restricted share awards, to be antidilutive (that is, the potential dilution would decrease the loss per share).  As a result, the basic and dilutive losses per common share are the same.

The following common stock equivalent items were excluded from the calculation of diluted net income per common share because their effects were antidilutive:

Warrants with total share commitments of 40,000 at September 30 , 2008 and 2007.  The warrants expire in 2010.

Options with total share commitments of 500,000 at September 30, 2008.  The options were not available for the year ended September 30, 2007.  These options will expire in 2011.

Share-based compensation with total share commitments of 50,000.  The compensation plan was not available for the year ended September 30, 2007.  The shares vest over a 3 full-year employment time frame.”

Note 14— Segment Information. page F-24

14.                                 Paragraph 280-10-50-22 of the FASB Accounting Standards Codification indicates that an entity shall report a measure of profit or loss for each reportable segment that is reviewed or otherwise provided to the chief operating decision maker on a regular basis In this regard, it appears that you should revise your disclosures to provide gross profit by operating segments in a similar fashion to the disclosures provided in your June 30, 2009 Form 10-Q.

Response:

We acknowledge the Staff comment and intend to include disclosures in future filings similar to those provided in our June 30, 2009 Form 10-Q.

15.                                 In addition, please clarify whether the chief decision maker reviews operating income for each-reportable segment, excluding sales allowances and factory overhead and, if so, you should expand your disclosures to comply with paragraph 280-10-50-29(b) of the FASB Accounting Standards Codification. For example, your disclosures should clearly indicate the reasons that sales allowances and factory overhead are not allocated to each reportable segment when reviewing the operating income of each reportable segment.

Response:

A portion of factory overhead was allocated to each specific WIP and/or finished good inventory product.  The inventory perpetual system assigns a portion of factory overhead once a product enters the WIP stage.  However, this factor was not considered by management to fully absorb the overhead assigned to WIP/finished goods at year-end.  Therefore, an adjustment was made by management to capitalize additional overhead as necessary at year-end.  This adjustment for factory overhead represents an immaterial percentage of the total value of the inventory.

As such, the chief decision maker does include factory overhead in his analysis of each reportable segment.

Sales allowances are not normally tracked at the reportable segment level, and are therefore not included by the chief decision maker in his review of operating income for each reportable segment.

The Company acknowledges the Staff’s comment.  In future filings, the Company will include discussion of the impact sales allowances could have on each reportable segment.

16.                                 Please tell us whether you allocated sales allowances and factory overhead to each applicable unit when performing your inventory obsolescence analysis.

Response:

As noted in our response to Staff Comment #15 above, a portion of factory overhead was allocated to each specific WIP and/or finished goods inventory product.  The inventory perpetual system assigns a portion of factory overhead once a product enters the WIP stage.  However, this factor was not considered by management to fully absorb the overhead assigned to WIP/finished goods at year-end.  Therefore, an adjustment was made by management to capitalize additional overhead as necessary at year-end.  This adjustment for factory overhead represents an immaterial percentage of the total value of the inventory.

As such, when a product is written off, a portion of the associated factory overhead is written off with it.

There was no consideration given to sales allowances in regard to obsolete inventory.

Note 18 — Stock Redemption — Sale of Property and Note 19— Sales — Leaseback — Operating Lease, page F-31

17.                                 We note that you sold your Milford facility in exchange for all of the outstanding shares of Jim and Jan Danbom and valued the shares received at $2.5 million. You also indicate in Note 18 that the value of the property was determined based upon an appraisal and discussions with two independent commercial realtors. In this regard, please tell us the value assigned to the Milford facility in the appraisal as well as the values discussed with the two independent commercial realtors.

Response:

The value assigned by the appraisal dated November 21, 2007 was $2,000,000.  The two independent commercial realtors provided separate letters estimating the value of the property.  The first estimate indicated a range of value between $1,750,000 and $2,000,000.  The second estimated a value within plus or minus 10% of $1,750,000.

18.                                 In addition, please tell us and revise future filing to provide your accounting methodology for the Milford facility transactions discussed in Notes 18 and 19. In particular, your response should specifically address how you determined the total gain as well as amounts to be deferred and recognized in each period.

Response:

The accounting methodology used for the transactions is as follows:

Net Book Value of:
Milford Land	$380,000
Milford Building	1,441,514
Milford Land Improvements	11,285
Tractor with Snowblower & Loader	387
Cadillac Escalade	38,528
Tax Stamps	4,130

Net Book Value of Property Sold	$1,855,844

Purchase Price:
1,410,730 Shares @ $1.83/Share	$2,581,636

Gain on Sale of Property	$725,792

Paragraph 840-40 of the FASB Accounting Standards Codification was followed in accounting for the sale-leaseback transaction.

The Company first determined the lease created from the sale-leaseback transaction did not meet the capital lease rules at paragraph 840-40-25-1.  Therefore, under an operating lease, paragraph 840-40 states that any profit or loss shall be deferred and amortized in proportion to the related gross rental charge to expense over the lease term, unless profit would have been recognized on the sale if there were no leaseback.

Annual Lease Payment	$184,104
Monthly Lease Payment	$15,425
Borrowing Rate	7%
Lease Term – Years	3.0

Implicit Interest Rate 10.98%

(Assumes $2.0 million FMV and $2.1 FMV after 3 years)

NPV of Lease Payments for 3 Years $  499,572

(Deferred Gain on Milford facility at time of sale.  Uses 3 years of monthly payments at borrowing rate of 7% amortized over the life of the lease, (36 months).)

Therefore, based on the above, $13,877 per month is being amortized over the life of the lease.

The Company will appropriately disclose its accounting methodology with respect to the referenced transactions in its future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive-Level Overview, page 14

19.                                 Based on the goodwill impairment and increase in the inventory allowance balances that you recognized during the quarter ended June 30, 2009, it appears that your MD&A should be revised to discuss those material items required under Item 303(b) of Regulation S-K. Also, in your next Form 10-K, please ensure that you discuss any know[sic] trends or uncertainties that have had or you will expect to have a material unfavorable impact in your results of operations or relationship between costs and revenues as required by Item 303(a)(3)(ii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment.  In our next Form 10-K and subsequent filings, the Company will expand and further discuss any known trends or uncertainties that have had or we expect will have a material unfavorable impact in our results of operations or the relationship between our costs and revenues as required by Item 303(a)(3)(ii) of Regulation
S-K.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 16

20.                                 In light of your write-down of the entire goodwill balance, please tell us whether you also evaluated your intangibles and long lived assets for impairment. In particular, you indicate that the write-down is largely dictated by the estimated fair value of the Company being less than its carrying value, and a significant decrease in your market capitalization. In this regard, it appears that the carrying value continued to exceed the fair value of your company based on your market capitalization at June 30, 2009. Please advise.

Response:

As guided by paragraph 350-20-35-31 of the FASB Accounting Standards Codification, the Company did evaluate long-lived assets and other intangible assets prior to testing goodwill.  Cash flows related to these assets, which consist primarily of patents, trademarks and other intellectual property assets, justified their carrying value.  Upon completion of that analysis, the Company reviewed goodwill and its analysis indicated that only a minimal amount of goodwill could be supported.  Since the amount of goodwill supported was so minimal, the Company made a decision to impair the entire amount of goodwill.  The Company will expand its disclosure in subsequent filings as indicated in Staff comment #21.

21.                                 In addition, please tell us and revise your notes to the financial statements in future filings to include all of the disclosure requirements set forth in paragraph 350-20-50-2 of the FASB Accounting Standards Codification. For example, you should provide us with a detailed description of the method or methods for determining fair value.  Additionally, the following should be also provided:

•                  Percentage by which fair value exceeded carrying value

•                  Description of key assumptions and inputs that drive fair value

•                  Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect

Response:

The Company acknowledges the Staff’s comment.  The Company will significantly expand its disclosure relating to its inventory policy, beginning with its next Form 10-K filing for the year ending September 30, 2009, and subsequent filings, to include all of the disclosure requirements set forth in paragraph 350-20-50-2 of the FASB Accounting Standards Codification.

22.                                 We note that, as of June 30, 2009, you significantly increased your inventory allowance. In this regard, please tell us and significantly expand your inventory accounting policy, in future filings, to provide disclosure of the material assumptions and methodologies used by management in assessing for excess or obsolete inventories. Your disclosure should also describe (i) any evidence obtained to ensure that the utility of inventory goods through their through ordinary disposal will not be less than its cost; and (ii) how often management evaluates for impairment of inventories (e.g., at each reporting date). Please revise accordingly.

Response:

The Company acknowledges the Staff’s comment.  The Company will significantly expand its disclosure relating to its inventory policy, beginning with its next Form 10-K and subsequent filings.

********

In response to the Staff’s request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses in this letter, please do not hesitate to contact the undersigned at 800-841-2222, Extension 245.

Very truly yours,

CYCLE COUNTRY ACCESSORIES CORP.

/s/ Robert Davis
Interim Chief Financial Officer